UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

September 29, 2010	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the Third Quarter Fiscal Year 2010

Havant, UK — September 29, 2010 — Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the third fiscal quarter ended August 31, 2010.  Revenues for the third quarter were $430.2 million, an increase of 74.7% compared to revenues of $246.3 million for the same period last year.

For the third quarter, GAAP net income was $37.2 million, or $1.19 per diluted share, compared to $7.8 million, or $0.26 per diluted share, in the same period last year. Non-GAAP net income was $37.6 million or $1.20 per diluted share, compared to $10.7 million, or $0.36 per diluted share, in the same quarter a year ago (1).

Gross profit margin in the third quarter was 17.6%, compared to 16.7% in the same period last year. The increase in overall gross margin primarily resulted from a higher proportion of Storage Infrastructure revenue in the 2010 quarter.

Revenues from our Networked Storage Solutions products were $317.2 million as compared to $208.6 million in the same quarter a year ago, an increase of 52.1%. Gross profit margin in the Networked Storage Solutions business was 12.0% as compared to 14.0% a year ago due primarily to changes in product mix.  Revenues from our Storage Infrastructure products were $113.0 million as compared to $37.7 million in the same quarter a year ago. Gross profit margin in the Storage Infrastructure business was 33.8% compared to 32.4% a year ago.

“Our third quarter results reflect our excellent execution in meeting the strong demand from customers in both of our businesses, including some pull-forward from the fourth quarter by one of our Storage Infrastructure customers. This has resulted in profit being above our expectations for the quarter and while the pull-forward has had some impact on our 4Q profitability, our overall expectations for profit and Storage Infrastructure revenues for the full year have increased.” said Steve Barber, Xyratex CEO. “We continue to make very good progress in areas in which we have made strategic investments, and anticipate capitalizing on a number of these new growth opportunities. I am very pleased with the progress we have made with regard to securing new customers and programs in both businesses, which should further diversify our customer base.”

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially.

•                  Revenue in the fourth quarter of 2010 is projected to be in the range $395 to $445 million.

•                  Fully diluted earnings per share is anticipated to be between $0.48 and $0.74 on a GAAP basis in the fourth quarter. On a non-GAAP basis fully diluted earnings per share is anticipated to be between $0.60 and $0.86. Non-GAAP earnings per share excludes amortization of intangible assets, equity compensation expense, specified non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, September 29, 2010 at 1:30 p.m. Pacific Time/4:30 p.m. Eastern Time. You can also access the conference call by dialing +1 (866) 730-5765 in the United States and +1 (857) 350-1589 outside of the United States, passcode 85065379. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through October 6, 2010 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 69195513.

(1) Non-GAAP net income (loss) and diluted earnings (loss) per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items such as restructuring costs and (d) the related taxation expense. Reconciliation of non-GAAP net income (loss) and diluted earnings (loss) per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

Safe Harbor Statement

This press release contains forward—looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the fourth quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contact:

Xyratex Investor Relations
Brad Driver
Tel: +1 (510) 687-5260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Nine Months Ended,
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)

Revenues:
Networked Storage Solutions	$317,249	$208,607	$932,132	$558,589
Storage Infrastructure	112,987	37,687	272,969	66,329
Total revenues	430,236	246,294	1,205,101	624,918

Cost of revenues	354,310	205,068	989,083	537,601
Gross profit:
Networked Storage Solutions	38,061	29,249	123,444	71,107
Storage Infrastructure	38,232	12,194	93,638	16,854
Equity compensation	(367)	(217)	(1,064)	(644)
Total gross profit	75,926	41,226	216,018	87,317
Operating expenses:
Research and development	23,950	17,243	63,955	53,502
Selling, general and administrative	15,899	14,265	42,776	42,925
Amortization of intangible assets	1,018	1,011	2,975	2,988
Restructuring costs	—	513	—	4,728
Total operating expenses	40,867	33,032	109,706	104,143
Operating income (loss)	35,059	8,194	106,312	(16,826)
Interest income, net	29	25	10	110
Income (loss) before income taxes	35,088	8,219	106,322	(16,716)
Provision (benefit) for income taxes	(2,146)	412	(851)	1,248
Net income (loss)	$37,234	$7,807	$107,173	$(17,964)

Net earnings (loss) per share:
Basic	$1.23	$0.26	$3.57	$(0.61)
Diluted	$1.19	$0.26	$3.45	$(0.61)

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	30,259	29,462	30,059	29,387
Diluted	31,271	29,666	31,028	29,387

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	August 31,	November 30,
	2010	2009
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$84,908	$51,935
Accounts receivable, net	227,509	124,715
Inventories	229,481	108,625
Prepaid expenses	4,992	4,784
Deferred income taxes	405	405
Other current assets	6,505	5,825
Total current assets	553,800	296,289
Property, plant and equipment, net	45,018	44,485
Intangible assets, net	9,720	7,207
Deferred income taxes	9,222	6,269
Total assets	$617,760	$354,250

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$213,415	$96,386
Employee compensation and benefits payable	18,721	8,580
Deferred revenue	33,477	10,620
Income taxes payable	2,668	2,013
Other accrued liabilities	16,714	17,413
Total current liabilities	284,995	135,012
Long-term debt	—	—
Total liabilities	284,995	135,012

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 30,259 and 29,461 issued and outstanding	303	295
Additional paid-in capital	379,582	370,925
Accumulated other comprehensive income	1,287	3,598
Accumulated deficit	(48,407)	(155,580)
Total shareholders’ equity	332,765	219,238
Total liabilities and shareholders’ equity	$617,760	$354,250

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	August 31,	August 31,
	2010	2009
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$107,173	$(17,964)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	13,523	13,702
Amortization of intangible assets	2,975	2,988
Non-cash equity compensation	6,732	3,867
Loss on sale of assets	171	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(102,469)	(4,487)
Inventories	(120,462)	28,137
Prepaid expenses and other current assets	(4,476)	1,617
Accounts payable	116,801	(5,347)
Employee compensation and benefits payable	10,141	(1,236)
Deferred revenue	22,168	1,268
Income taxes payable	655	(100)
Deferred income taxes	(2,953)	—
Other accrued liabilities	90	183
Net cash provided by operating activities	50,069	22,628

Cash flows from investing activities:
Investments in property, plant and equipment	(14,121)	(12,404)
Acquisition of businesses	(4,908)	—
Net cash used in investing activities	(19,029)	(12,404)

Cash flows from financing activities:
Proceeds from issuance of shares	1,933	87
Net cash provided by financing activities	1,933	87
Change in cash and cash equivalents	32,973	10,311
Cash and cash equivalents at beginning of period	51,935	28,013
Cash and cash equivalents at end of period	$84,908	$38,324

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2010	2009	2010	2009
	(US dollars in thousands, except per share amounts)		(US dollars in thousands, except per share amounts)

Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$37,234	$7,807	$107,173	$(17,964)

Amortization of intangible assets	1,018	1,011	2,975	2,988
Equity compensation	2,455	1,395	6,732	3,867
Restructuring costs	—	513	—	4,728
Deferred tax on equity compensation	(3,148)	—	(3,148)	—

Non-GAAP net income (loss)	$37,559	$10,726	$113,732	$(6,381)

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings (Loss) Per Share

Diluted GAAP earnings (loss) per share	$1.19	$0.26	$3.45	$(0.61)

Amortization of intangible assets	0.03	0.03	0.10	0.10
Equity compensation	0.08	0.05	0.22	0.13
Restructuring costs	—	0.02	—	0.16
Deferred tax on equity compensation	(0.10)	—	(0.10)	—

Diluted non-GAAP earnings (loss) per share	$1.20	$0.36	$3.67	$(0.22)

Summary Of Equity Compensation

Cost of revenues	367	217	1,064	644
Research and development	721	458	2,145	1,285
Selling, general and administrative	1,367	720	3,523	1,938

Total equity compensation	2,455	1,395	6,732	3,867

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: September 29, 2010	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer